SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia – COPEL (“Company”), a company that generates, transmits, distributes and trades energy, with shares listed on B3 SA - Brasil, Bolsa, Balcão (CPLE3, CPLE5, CPLE6, CPLE11), on NYSE (ELP) and LATIBEX (XCOP, XCOPO, XCOPU), it informs its shareholders that the Board of Directors resolved at the 217th Ordinary Meeting, held on August 04, 2021, in accordance with the Dividend Policy Approved on January 20, 2021, as follows:

1.	Payment, on August 11, 2021, of the proceeds for the 2020 Financial Year, approved at the 66th Annual General Meeting of COPEL, held on April 29, 2021, as part of the allocation of the results of the 2020 Financial Year.

	IOE (¹)	DIVIDENDS (²)
Payment date.................................................	August 11, 2021	August 11, 2021
Gross total amount	R$ 807,500,000.00	R$ 210,275,576.76
Amount per common share - ON	R$ 0.28183240	R$ 0.07231977
Amount per class “A” preferred shares - PNA	R$ 0.31001564	R$ 0.14384143
Amount per class “B” preferred shares - PNB	R$ 0.31001564	R$ 0.07955175
Amount per class UNITs	-	R$ 0.39052677
Shareholding position	December 28, 2020	April 29, 2021
Taxation pursuant to Law 9,249/95	15.00%	-

(¹) Values declared at the 209th Ordinary Meeting, on December 09, 2020.

(²) Values declared and approved at the 66th AGM on April 29, 2021.

2.	Payment, on August 11, 2021, of the 2nd installment of the Intermediate Earnings resolved by Copel's Board of Directors at the 212th Ordinary Meeting, on March 17, 2021, as per the Notice to Shareholders filed with CVM on the same date.
	IOE	DIVIDENDS
Payment date.................................................	August 11, 2020	August 11, 2020
Gross total amount	R$ 134,192,338.44	R$ 123,256,609.70
Amount per common share - ON	R$ 0.04683557	R$ 0.04301883
Amount per class “A” preferred shares - PNA	R$ 0.05151910	R$ 0.04732072
Amount per class “B” preferred shares - PNB	R$ 0.05151910	R$ 0.04732072
Shareholding position	March 31, 2021	March 31, 2021
Taxation pursuant to Law 9,249/95	15.00%	-

FORM OF PAYMENT:

Payments will take place in the form of credit to a bank account (according to shareholder registration data).

Shareholders must keep their bank details up to date with the Brokerage House where they have custody of their shares. Those not held in the custody of brokers must update their data directly with Bradesco bank, the registrar of Copel shares.

REGISTRATION

Shareholders must keep their bank details updated with the Brokerage House where they have custody of their shares.

Those not in custody with brokers, should update their data by e-mail: dac.acecustodia@bradesco.com.br

SERVICE

Bookkeeping Agent: Banco Bradesco S.A

Shares and Custody Department

Núcleo Cidade de Deus, Prédio Amarelo, 2º floor, Vila Yara Osasco, SP CEP: 06029900

Phone: 0800-7011616

E-mail: dac.acecustodia@bradesco.com.br

Depositary bank abroad: The Bank of New York Mellon

101 Barclay Street, 22th Floor

New York - NY - 10286

Phone: (212) 815-7118

E-mail: cassandra.miranda@bnymellon.com

Curitiba, August 04, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date August 4, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.